UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GEN Restaurant Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36870C104

(CUSIP Number)

Jae Chang

11480 South Street, Suite 205

Cerritos, CA 90703

(562) 356-9929

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870C104	13D	Page 2 of 9 pages

1	Name of Reporting Person Jae Chang
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 9,315,163 shares of Class B Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,315,163 shares of Class B Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,315,163 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.2%
14	Type of Reporting Person IN

CUSIP No. 36870C104	13D	Page 3 of 9 pages

1	Name of Reporting Person Juhee Han
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 9,315,163 shares of Class B Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,315,163 shares of Class B Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,315,163 shares of Class B Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 69.2%
14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A common stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B common stock, $0.001 par value per share (the “Class B Common Stock”), of GEN Restaurant Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 11480 South Street, Suite 205, Cerritos, California 90703.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Jae Chang and Juhee Han (spouses, and together, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached as an exhibit hereto (the “Joint Filing Agreement”).

As of the date of this statement, (i) Mr. Chang is the record owner of 5,013,437 shares of Class B Common Stock and (ii) Ms. Han is the record owner of 4,301,726 shares of Class B Common Stock. As spouses, each of Mr. Chang and Ms. Han directly or indirectly may be deemed to have shared voting and investment power with respect to the shares of Class B Common Stock owned by Mr. Chang and Ms. Han. As such, Mr. Chang and Ms. Han may be deemed to have shared beneficial ownership over such shares of Class B Common Stock.

(b) The address of each of the Reporting Persons is 11480 South Street, Suite 205, Cerritos, California 90703.

(c) The present principal occupation of Mr. Chang is Co-Chief Executive Officer and Director of the Issuer. Ms. Han does not presently have a principal occupation.

(d) Neither of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e) Neither of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Each of the Reporting Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons funded the acquisition of the shares of Class B Common Stock held by the Reporting Persons by contributing certain interests in GEN Restaurant Group (as defined in Item 4 below).

Item 4.	Purpose of Transaction.

Upon the consummation of the Issuer’s initial public offering (the “IPO”), certain historic owners of “GEN Restaurant Group,” an unconsolidated group of entities listed in the historical financial statements of the Issuer, and primarily owned by either David Kim or Mr. Chang, the Co-Chief Executive Officers of the Issuer, contributed their interests in GEN Restaurant Group to GEN Restaurant Companies, LLC, a Delaware limited liability company (“GEN LLC”), of which the Issuer is the managing member, in exchange for Class B limited liability company units (“Class B Units”) of GEN LLC. Following the consummation of the IPO, these historic holders owned, in the aggregate, 28,141,566 Class B Units of GEN LLC. For each membership unit of GEN LLC that is classified as a Class B Unit, the Issuer issued to the respective Class B unitholder one corresponding share of its Class B Common Stock. The Class B stockholders initially have 98.6% of the combined voting power of the Issuer’s common stock. The limited liability company agreement of GEN LLC permits the members of GEN LLC and holders of the Class B Units to exchange Class B Units for shares of Class A Common Stock on a one-for-one basis or, at the Issuer’s election, cash. The stockholder’s equivalent shares of Class B Common Stock would then be canceled. Each share of Class B Common Stock is entitled to ten votes and will vote together with the Class A Common Stock as a single class, except as otherwise set forth in the Issuer’s Amended and Restated Certificate of Incorporation.

Voting and Investment Agreement

In connection with the IPO, the Reporting Persons and certain other holders of Class B Common Stock entered into Voting and Investment Agreement, dated June 30, 2023 (the “Voting Agreement”). Pursuant to the Voting Agreement, certain stockholders, including Mr. Chang, were granted director nomination rights in certain circumstances, and agreed to certain limitations on their ability to sell or transfer shares of the Issuer’s capital stock.

Pursuant to the Voting Agreement, stockholders party thereto who, together or alone, hold more than 50% of the outstanding voting power of the Issuer’s capital stock, have certain drag-along rights in the event of a bona fide offer from an unaffiliated third party purchaser to consummate a Sale of the Corporation, as defined in the Voting Agreement. Certain stockholders party to the Voting Agreement, including Mr. Chang, additionally have a right of first offer under the Voting Agreement, if at any time a stockholder party to the Voting Agreement proposes to transfer any shares of the Issuer’s capital stock, subject to certain limitations.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into the Registration Rights Agreement, by and among the Issuer, the Reporting Persons and certain other Class B stockholders of the Issuer party thereto (the “Registration Rights Agreement”).

Pursuant to the terms of the Registration Rights Agreement, holders of Class B Common Stock party to the Registration Rights Agreement (the “Holders”) are entitled to demand and piggyback registration rights related to the shares of Class A Common Stock issuable upon exchange of the corresponding Class B Units.

Demand Registration. Following the first anniversary of the closing date of the IPO, under the Registration Rights Agreement, certain Holders, including Mr. Chang, are able to require the Issuer to file a registration statement (a “Demand Registration”) under the Securities Act of 1933, as amended, and the Issuer is required to notify all Holders in the event of such a request (a “Demand Registration Request”). All eligible Holders will be entitled to participate in any Demand Registration upon proper notice to the Issuer and the Issuer is required to use its commercially reasonable efforts to effect such registration in accordance with the terms of the Demand Registration Request, subject to as the terms set forth in the Registration Rights Agreement.

Piggyback Registration. Under the Registration Rights Agreement, if at any time the Issuer proposes or is required to register any of its equity securities under the Securities Act (other than a Demand Registration, pursuant to an employee benefit plan, or other limited circumstances) (a “Piggyback Registration”), the Issuer will be required to notify each eligible Holder of its right to participate in such registration. The Issuer will use commercially reasonable efforts to cause all eligible securities requested to be included in the registration to be so included. The Issuer has the right to withdraw or postpone a registration statement in which the Holders have elected to exercise piggyback registration rights, and Holders are entitled to withdraw their registration requests prior to the registration.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

Tax Receivable Agreement

In connection with the closing of the IPO and the reorganization described in the Issuer’s filings with the SEC, the Issuer, the Reporting Persons and certain other Class B stockholders entered into the Tax Receivable Agreement (the “TRA”), for the benefit of the members of GEN LLC or their permitted assignees, pursuant to which the Issuer will pay 85% of the amount of the net cash tax savings, if any, that the Issuer realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from the Issuer’s acquisition of a member’s limited liability company units of GEN LLC in future exchanges and (ii) any payments the Issuer makes under the TRA (including tax benefits related to imputed interest). Generally, payments under the TRA will be made to certain members of GEN LLC (not including the Company as managing member of GEN LLC) pursuant to the terms of the TRA. Such payments will reduce the amount of cash resulting from the tax savings previously described, that would have otherwise been available to GEN LLC for other uses, including reinvestment or dividends to the Issuer’s stockholders.

The term of the TRA will continue until all tax benefits that are subject to the TRA have been utilized or have expired, unless the Issuer exercises its right to terminate the TRA (or the TRA is terminated due to a change in control or the Issuer’s breach of a material obligation thereunder), in which case, the Issuer will be required to make the termination payment specified in the TRA.

The foregoing description of the TRA is qualified in its entirety by reference to the TRA, which is filed as Exhibit 99.4 to this Schedule 13D and incorporated by reference herein.

Lock-Up Agreements

Under lock-up agreements (the “Lock-Up Agreements”) entered into with the underwriters in connection with the Issuer’s IPO, subject to certain exceptions, during the 180-day period from June 27, 2023 (the “Lock-Up Period”), the Reporting Persons may not, without the prior written consent of Roth Capital Partners, LLC, (1) offer, pledge, hypothecate, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, grant any security interest in, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock (including without limitation, (a) shares of the Class B Common Stock, (b) membership interests in GEN LLC, (c) shares of Class A Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of SEC, and (d) any Issuer securities which may be issued upon exercise of any stock option or warrant, or upon conversion of any convertible note), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of Class A Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Class A Common Stock or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to, the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for shares of Class A Common Stock, or (4) publicly announce an intention to effect any transaction specified in any of clauses (1), (2) or (3) above.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as Exhibit 99.5 to this Schedule 13D and incorporated by reference herein.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Voting Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

The responses to this Item 5 and the information on the cover pages hereto are based on 4,140,000 shares of Class A Common Stock outstanding after giving effect to the IPO, as described in the Issuer’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on June 29, 2023.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) – (b)

As a result of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have shared beneficial ownership of 9,315,163 shares of Class B Common Stock, which represents 69.2% beneficial ownership of the Issuer’s Class A Common Stock, if such shares of Class B Common Stock were exchanged for Class A Common Stock pursuant to the terms of the GEN LLC limited liability company agreement which the Reporting Persons are party to.

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
Jae Chang	9,315,163	69.2%
Juhee Han	9,315,163	69.2%

Shares beneficially owned by the other parties to the Voting Agreement are not the subject of this Schedule 13D and accordingly, none of none of such parties are included as reporting persons herein.

(c)	Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Voting Agreement, Registration Rights Agreement, TRA, and Lock-Up Agreements and is incorporated herein by reference. A copy of each agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number*	Description

99.1	Joint Filing Agreement, dated July 10, 2023.

99.2	Voting and Investment Agreement, by and among each of the stockholders of GEN Restaurant Group, Inc. set forth on Schedule 1 thereto and a party thereto, dated as of June 30, 2023.

99.3	Registration Rights Agreement, by and among GEN Restaurant Group, Inc. and the stockholders party thereto, dated as of June 30, 2023 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).

99.4	Tax Receivable Agreement, by and among GEN Restaurant Group, Inc., GEN Restaurant Companies, LLC, the TRA Holders party thereto, and David Kim, as TRA Representative, dated as of June 30, 2023 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 6, 2023 and incorporated herein by reference).

99.5	Form of Lock-Up Agreement, dated as of June 27, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 10, 2023

/s/ JAE CHANG
Jae Chang

/s/ JUHEE HAN
Juhee Han